

June 29, 2010

Mr. Simon Henry
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-32575**

Dear Mr. Henry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 2 – Accounting Policies

Property, plant and equipment and intangible assets, page 102

1.   We note you disclose that you amortize capitalized costs related to your oil sands extraction facilities on a unit-of-production basis over proven and probable reserves. Please explain how your policy and disclosure will change to reflect your transition to successful efforts method.

Note 28 – Legal Proceedings, page 138

2.   We note your disclosure regarding the groundwater contamination claims stating that you do not believe the outcomes of the remaining claims "will have a material impact on Shell." Please enhance your disclosures to clarify the impact of these litigation matters on your financial condition and results of operations, rather than their "impact on Shell," providing an estimate of the potential adverse financial effects to comply with paragraph 86 of IAS 37.

Supplementary Information – Oil and Gas, page 140

3.   Please provide the disclosures required by Item 1202(a)(7) of Regulation S-K related to your internal controls over the reserve estimation process.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief